82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 NOV 18 AM 7:21

Santos

03037439

SUPPL

Date: Mon 17 Nov 2003 11:22:50 PM EST

To:
SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
SANTOS HOUSE
91 KING WILLIAM STREET
ADELAIDE SA 5000

Subject: Santos - Kuda Tasi-2 appraisal well

Number of pages (incl. cover sheet): 2

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

11/18

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Santos

www.santos.com

newsrelease

18 November 2003

Kuda Tasi-2 appraisal well

Santos Limited reports that preliminary wireline log analysis from the Kuda Tasi-2 appraisal well shows a 35 metre oil column.

Testing operations on the well, which is located in 03-01 PSC in the Joint Petroleum Development Area in the Timor Sea commenced on Friday 14 November 2003.

The well test consisted of a main flow period for approximately 12 hours, followed by a sampling period and a pressure build up test. The well flowed 5180 barrels of oil per day at a wellhead pressure of 773 psi constrained by a 36/64" choke.

The well is being suspended as a potential future oil production well.

The participants in JPDA 03-01 PSC are:

Santos Limited	25%
Inpex Timor Sea Ltd	35%
Woodside Petroleum Ltd (operator)	40%

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
Santos Limited
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Mark Kozned
Santos Limited
(08) 8218 5939 / 0407 747 908

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)